Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and nine months ended September 30, 2015 and 2014

TABLE OF CONTENTS

GENERAL	1

HIGHLIGHTS	3

OUTLOOK	5

CONSOLIDATED FINANCIAL INFORMATION(6)	6

KEY PERFORMANCE INDICATORS(6)	6

REVIEW OF OPERATIONS	10

FINANCIAL REVIEW	14

SUMMARY OF QUARTERLY RESULTS	17

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	18

OUTSTANDING SHARE CAPITAL	19

NON-GAAP MEASURES	20

ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS	22

OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES	26

RISKS AND CONTROLS	26

FORWARD-LOOKING STATEMENTS	29

ADDITIONAL INFORMATION	30

GENERAL

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in understanding and assessing the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three and nine months ended September 30, 2015 and 2014 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual MD&A for the year ended December 31, 2014. This MD&A has taken into account information available up to and including October 28, 2015. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future production capacity, growth, financial position, capital adequacy and/or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Overview

Lake Shore Gold operates two underground gold mines (Timmins West Mine and Bell Creek Mine) and a central milling facility located within the Porcupine Gold Camp in Timmins, Ontario Canada. Gold in doré form is produced at the mill and is shipped for fine refining to a facility in Southern Ontario. The finished gold is sold on a regular basis as it becomes available.  The Company also has a portfolio of undeveloped deposits and highly prospective exploration properties which support both sustainability and future growth. Revenue from gold sales in the most recent fiscal year (2014) totaled $256.1 million from sales of 183,300 ounces (total production of 185,600 gold ounces).

The Company’s Timmins West Complex is located 18 kilometres west of the centre of Timmins. The Complex hosts the Timmins West Mine, the 144 Trend exploration area, the Gold River East and West deposits and a number of additional exploration targets. The Timmins West Mine is an underground mining operation that produced 142,200 ounces of gold in 2014.  Production at the Timmins West Mine comes from two deposits, Timmins Deposit and Thunder Creek Deposit, both of which are open for expansion. The 144 Trend is a four kilometre structural corridor which trends in a southwesterly direction commencing approximately 500 metres from the Timmins West Mine. The discovery of two significant zones of gold mineralization since October 2014 (the 144 Gap and 144 Gap SW zones) illustrates the potential for additional gold deposits along the 144 Trend. The Gold River Trend (“GRT”) is a six kilometre long structural corridor, which has an east-west strike and is located 3 kilometres south of the Timmins West Mine. The Gold River Trend Deposit is hosted within the GRT and currently hosts over a million ounces of inferred resources with growth potential.

Approximately 20 kilometres east of the centre of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produced 43,400 ounces in 2014 from mining within the Labine Deposit. The Labine Deposit is currently being mined to below the 800 metre level, with reserves outlined to the 1165 Level. There remains a large resource identified below the current reserve in the Labine Deposit to a depth of approximately 1600 metres, providing additional opportunities for growth. The Bell Creek Complex also hosts two additional deposits, Vogel and Marlhill, as well as other exploration targets.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold milling circuit, which processes ore from both the Timmins West and Bell Creek mines. In 2014, the mill processed over 1.2 million tonnes with average recoveries of 96.6%.

A third gold complex, the Fenn-Gib Deposit, is located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced-stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth.

On September 18, 2015, the Company acquired Temex Resources Corp. (“Temex Resources” or “Temex”) and, as a result, added interests in a number of properties, including two significant land positions. Through the acquisition, the Company is now involved in a joint venture with Goldcorp Canada Ltd. (“Goldcorp”) for the Whitney Project, located adjacent to the Company’s Bell Creek Complex. The Whitney Project covers approximately 8.9 km2 of highly prospective exploration property and has the potential to add significant new resources to the Company’s portfolio. In addition, the Company now owns 100% of the Juby Project, a large project with a near-surface deposit located in the Shining Tree Area of Northern Ontario.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding the Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Strategy

Lake Shore Gold’s strategy is to become an intermediate gold producer by mining existing reserves, establishing new reserves and resources at its current operations, and exploring, discovering and selectively acquiring new deposits, leading to additional growth in reserves, resources and production.

A key priority for the Company is sustaining and growing its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer, generating positive free cash flow and continually investing to explore and develop additional deposits and new discoveries on the Company’s existing properties.

Increasing shareholder value is the main objective of the strategy. Critical for achieving this objective is the Company’s ability to consistently meet and exceed its key performance targets. Strong operating performance is a key driver of free cash flow, which in turn funds the work required to continually replace reserves and to build resources in support of production growth, long-life operation and long-term value creation.

HIGHLIGHTS

During the first nine months of 2015 (“9M/15”), Lake Shore Gold generated solid levels of production and sales, low unit costs and record revenues and cash earnings from mine operations. The Company also grew its cash position, with cash and bullion totaling $87.5 million (as at October 28, 2015). Strong growth in cash and bullion was achieved at the same time that the Company completed the repayment of its senior secured debt and increased exploration expenditures by $17.4 million ($18.2 million in 9M/15 versus $0.8 million in 9M/14), mainly reflecting the ongoing drilling program at the 144 Trend. Additional progress was achieved at the 144 Trend during the third quarter of 2015 (“Q3/15”), with the completion of an exploration drift from Thunder Creek into the 144 Gap area, the release of encouraging drill results from the initial holes of the Company’s underground drill program, and the launch of a surface exploration program to the southwest of the 144 Gap. The Company remains on track to release a first resource for the 144 Gap Zone by early in 2016.

Performance

•                  Produced 136,200 ounces of gold in 9M/15, 40,600 ounces of gold in Q3/15

•                  Poured 136,800 ounces in 9M/15, 40,400 ounces in Q3/15

•                  Sold 141,300 ounces in 9M/15, 42,800 ounces in Q3/15

•                  Achieved average cash operating cost per ounce sold(1) of US$567 (based on production costs of $101.2 million) in 9M/15, US$604 (based on production costs of $33.9 million) in Q3/15

•                  Achieved all-in sustaining costs(2) of US$845 per ounce sold in 9M/15, US$924 per ounce in Q3/15

Cash Flow and Profitability

•                  Generated record revenue of $209.6 million in 9M/15, $63.0 million in Q3/15 (average selling price of $1,484 per ounce in 9M/15 and $1,474 per ounce in Q3/15)

•                  Generated cash flows from operating activities of $81.6 million in 9M/15, $19.3 million in Q3/15

•                  Increased cash and bullion(5) by $26.0 million to $87.5 million (October 28, 2015)

•                  Invested $38.6 million of capital in 9M/15 ($14.6 million in Q3/15), mainly for mine development, new equipment, in-mine drilling and tailings expansion

•                  Repaid $7.2 million of debt (final payment on senior secured debt made on May 29, 2015)

•                  Completed $18.2 million of drilling and other exploration work in 9M/15, mainly at the 144 Trend, $6.2 million in Q3/15

•                  Achieved record cash earnings from mine operations(3) of $108.8 million in 9M/15 and reported earnings from mine operations (which includes depletion and depreciation and share based payments) of $47.3 million ($29.2 million and $9.8 million, respectively, in Q3/15)

•                  Generated net earnings of $13.2 million in 9M/15, net loss of $0.6 million in Q3/15

Growth/Exploration

•                  Completed exploration drift from Thunder Creek into 144 Gap (six drills currently operating from drift), 40,000 metres of underground drilling to be completed by year end

•                  Intersected high-grade mineralization with initial holes from underground drill program at 144 Gap Zone

•                  Launched surface drill program between 144 North and 144 South and continued surface in-fill drilling at 144 Gap Zone

•                  Completed acquisition of Temex Resources on September 18, 2015, adding majority interest in Whitney Project, located adjacent to Company’s Bell Creek Complex, and 100% interest in Juby Project, located in Shining Tree Area of Northern Ontario

•                  On October 28, 2015, announced additional high-grade intersections from underground drilling at 144 Gap Zone and discovery of new zones of mineralization at 144 South.

This MD&A contains measures that are not prepared in accordance with Generally Accepted Accounting Principles as defined under IFRS (“GAAP”). Each of the following is a Non-GAAP measure: cash operating costs and cash operating cost per ounce sold, all-in sustaining costs and all-in sustaining cost per ounce sold, cash earnings from mine operations, and adjusted net earnings(4). The Company believes these Non-GAAP measures provide useful information that can be used by management and investors to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive (Loss) Income for the three and nine months ended September 30, 2015 and 2014 begins on page 20 of this MD&A.

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive (Loss) Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three months and nine months ended September 30, 2015 and 2014 is set out on page 20 of this MD&A.

(2)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining costs and all-in sustaining cost per ounce to total production costs for three and nine months ended September 30, 2015 and 2014 is set out on page 21 of this MD&A.

(3)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three and nine months ended September 30, 2015 and 2014 is set out beginning on page 20 of this MD&A.

(4)         Adjusted net earnings excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings to net earnings for the three and nine months ended September 30, 2015 and 2014 is set out beginning on page 21 of this MD&A.

(5)         Bullion represents gold poured in doré that has not yet been included in revenue and for which cash has not yet been received, valued at market price.

OUTLOOK

The Company remains on track to achieve its production and unit cost targets in 2015. These targets include production for the full year of at least 180,000 ounces, cash operating costs per ounce sold of better than US$650 and all-in sustaining costs below US$950 per ounce sold. Total production costs are now expected to total $130.0 million to $135.0 million.

	2015	9M/15	Q3/15
	Targets	Actual	Actual
2015 Targets
Ounces produced (in thousands)	180.0	136.2	40.6
Cash operating costs* (US$/oz)	<650	567	604
All-in sustaining costs* (US$/oz)	<950	845	924
Total production costs ($ millions)	130.0 – 135.0	101.2	33.9

* Assumes US$/C$ exchange rate of 0.80

Exploration work at the 144 Trend is continuing in the fourth quarter of 2015, with the Company committed to completing its 40,000 metre underground drilling program at the 144 Gap Zone before the end of the year and releasing a first resource early in 2016. At Bell Creek, additional underground and surface drilling will be completed as part of the Company’s ongoing exploration program. The Company is well financed to fund its operations, capital investment and exploration expenditure plans and to meet all other financial obligations.

CONSOLIDATED FINANCIAL INFORMATION(6)

	Three months ended Sept. 30,		Nine months ended Sept.30,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$63,048	$63,514	$209,614	$200,064
Production costs	$33,943	$29,783	$101,163	$92,188
Earnings from mine operations	$9,788	$15,915	$47,338	$52,262
Net (loss) earnings	$(590)	$7,659	$13,190	$25,153
Basic net (loss) earnings per share	$(0.00)	$0.02	$0.03	$0.06
Cash flows from operating activities	$19,323	$28,368	$81,577	$90,122

KEY PERFORMANCE INDICATORS(6)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Tonnes milled	325,000	320,800	952,000	914,400
Grade	4.0	4.6	4.6	5.0
Average mill recoveries	96.6%	96.7%	96.7%	96.6%
Ounces recovered	40,600	45,600	136,200	142,500
Ounces poured	40,400	44,900	136,800	144,100
Ounces sold	42,800	45,500	141,300	142,000
Average price (US$/oz)	$1,122	$1,284	$1,182	$1,289
Average price ($/oz)	$1,474	$1,397	$1,484	$1,410
Cash operating costs (US$/oz)	$604	$599	$567	$591
Cash operating costs ($/oz)	$791	$652	$714	$647
All - in sustaining costs (US$/oz)	$924	$858	$845	$861
All - in sustaining costs ($/oz)	$1,210	$935	$1,063	$942
Cash earnings from mine operations ($000s)	$29,194	$33,829	$108,772	$108,170
Adjusted net earnings ($000s)	$(2,861)	$7,706	$8,795	$26,116
Adjusted net earnings per share ($/share)	$(0.01)	$0.02	$0.02	$0.06

(6)         The Company’s Consolidated Financial Information includes measures prepared in accordance with GAAP. The Company’s Key Performance Indicators include a number of Non-GAAP measures, including cash operating costs, all-in sustaining costs, cash earnings from mine operations as well as adjusted net earnings and adjusted net earnings per share, which the Company believes provide useful information that can be used to evaluate the Company’s performance. These Non-GAAP measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for the measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive (Loss) Income is set out beginning on page 20 of this MD&A.

A key objective for the Company is to sustain and grow its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer and by generating positive free cash flow. Achieving this objective is important for funding the Company’s operations, reducing debt and providing the financial strength to invest in future growth. The key performance indicators that drive cash flow generation include gold production, gold poured and gold sales, as well as unit costs which, along with the gold price, determine the Company’s margins. Also important to the Company’s cash position is its ability to manage its capital investment as well as its debt levels. Another indicator of the Company’s ability to generate cash flow is cash earnings from mine operations, which along with earnings from mine operations, net earnings and adjusted net earnings are the Company’s primary earnings measures.

Production of 136,200 Ounces in 9M/15, Company on Track to Achieve 2015 Guidance

The Company produced 136,200 ounces in 9M/15 which resulted from processing 952,000 tonnes at an average grade of 4.6 grams per tonne. The average grade in 9M/15 was higher than the Company’s guidance for the full-year of 4.4 grams per tonne and reflected a record quarterly grade of 5.7 grams per tonne in the first quarter of the year. Production in 9M/15 compared to production of 142,500 ounces in 9M/14 when the Company processed 914,400 tonnes at an average grade of 5.0 grams per tonne. A $5.6 million favourable impact from the higher tonnes processed during 9M/15 was more than offset by the impact of a lower average grade compared to the same period in 2014. Based on the 136,200 ounces produced in 9M/15, as well as the business plan for the remainder of the year, the Company is on track to achieve its full-year 2015 guidance of producing at least 180,000 ounces.

Production in Q3/15 was 40,600 ounces reflecting total ore processed of 325,000 tonnes at an average grade of 4.0 grams per tonne. Production in Q3/14 totaled 45,600 ounces, which resulted from processing 320,800 tonnes of ore at an average grade of 4.6 grams per tonne. The lower average grade accounted for the reduced production compared to Q3/14. Production in Q3/15 is expected to be the lowest quarterly production of 2015 and reflected a lower average grade than in the first two quarters of the year as well as the impact of development work during the quarter.

Higher C$ Gold Price Drives Increase in 9M/15 Revenue

The Company achieved record nine-month revenue in 9M/15 of $209.6 million, a 5% increase from $200.1 million in 9M/14. Growth in revenue resulted from a 5% increase in the average Canadian dollar gold price in 9M/15 compared to the same period a year earlier (to $1,484 per ounce from $1,410 per ounce). The increase in the average Canadian dollar gold price had a $10.5 million favourable impact on revenue in 9M/15 compared to 9M/14, which more than offset a $1.0 million unfavourable impact from a slight reduction in gold sales (141,300 ounces in 9M/15 from 142,000 ounces in 9M/14).  The increase in the Canadian dollar gold price resulted from the weakening of the Canadian dollar compared to the US dollar, with an average exchange rate for 9M/15 of US$0.80:C$1.00 versus US$0.91:C$1.00 in 9M/14. The average US dollar gold price in 9M/15 declined 8% compared to 9M/14 (to US$1,182 per ounce from US$1,289 per ounce).

Revenue of $63.0 million in Q3/15 was largely unchanged from the $63.5 million of revenue recorded in Q3/14. A $3.8 million unfavourable impact on revenue related to a reduction in gold sales in Q3/15 (42,800 ounces versus 45,500 ounces in Q3/14), was largely offset by a $3.3 million favourable impact from a 6% increase in the average Canadian dollar gold price, to $1,474 per ounce from $1,397 per ounce in Q3/14. The favourable price impact resulted from a weakening of the Canadian dollar, with the average US dollar gold price declining by 12% to US$1,122 from US$1,284 in Q3/14. The average exchange rate in Q3/15 was US$0.80:C$1.00 compared to US$0.92:C$1.00 in Q3/14.

9M/15 Unit Costs Remain Well Below Full-Year Target Levels

Cash operating cost and all-in sustaining cost per ounce sold in 9M/15 averaged US$567 and US$845, respectively, an improvement from the comparable levels in 2014 and significantly better than the Company’s target ranges for full-year 2015 of better than US$650 and US$950, respectively. In 9M/14, cash operating costs averaged US$591 per ounce sold, while all-in sustaining costs were US$861 per ounce sold.  The improvement in both cash operating costs and all-in sustaining costs in 9M/15 compared to 9M/14 related to a weaker Canadian/U.S. dollar exchange rate, which more than offset the impact of a reduction in average grades during the 9M/15.

In Q3/15, cash operating costs averaged US$604 per ounce sold, while all-in sustaining costs were US$924 per ounce sold. Unit costs in Q3/15 were higher than in Q3/14 reflecting a lower average grade in Q3/15 (4.0 grams per tonne compared to 4.6 grams per tonne in Q3/14), which more than offset the impact of a weaker Canadian dollar. Cash operating costs in Q3/14 averaged US$599 per ounce sold, with all-in sustaining costs averaging US$858 per ounces sold.

Capital Investment of $38.6 Million in 9M/15

During 9M/15, the Company invested a total of $38.6 million ($14.6 million in Q3/15) mainly related to mine development, new equipment, in-mine drilling as well as an expansion of its tailings facility (also included $0.7 million for the acquisition of the patented rights to the Vogel property).

Debt Repayments of $7.2 Million in 9M/15 — Gold-Linked Note Fully Repaid as of May 29, 2015

Debt repayments in 9M/15 totaled $7.2 million (all included in the first half of the year), which related to the remaining monthly payments on the Company’s gold-linked note. The final payment on the gold-linked note was made on May 29, 2015. As a result, the Company had no senior secured debt outstanding during Q3/15. The Company’s remaining debt, excluding financial leases, relates to $103.5 million of unsecured convertible debenture due September 30, 2017.

Cash and Bullion of $87.5 Million at October 28, 2015

Cash and bullion at October 28, 2015 totaled $87.5 million, including $72.5 million of cash and cash equivalents and $15.0 million of bullion valued at market prices. The $87.5 million of cash and bullion at October 28, 2015 was $26.0 million or 42% higher than the $61.5 million of cash and bullion at December 31, 2014.

Cash flow from operating activities, after movements in working capital, was $81.6 million in 9M/15 ($19.3 million in Q3/15), $8.6 million lower than in 9M/14. Investing activities represented a use of cash totaling $35.0 million in 9M/15 ($11.5 million in Q3/15). Investing activities for the 9M/15 and Q3/15 include capital expenditures during both periods, a net reduction of restricted cash of $4.5 million and $4.8 million, respectively, for 9M/15 and Q3/15, as well as net cash used in the Temex acquisition of $2.1 million. The reduction of net restricted cash reflected the transfer of $5.8 million to cash and cash equivalents, due to the replacement of the letters of credit for the environmental closure obligations with two surety bonds, as well as the issuance of one new  letter of credit issued in the third quarter with the Independent Electrical System Operator of Ontario. Financing activities accounted for a use of cash totaling $14.0 million in 9M/15 ($2.3 million in Q3/15), reflecting debt repayments and payments related to finance lease obligations.

Growth in Both Cash Earnings and Earnings from Mine Operations in 9M/15

The Company generated record cash earnings from mine operations in 9M/15 of $108.8 million, slightly higher than $108.2 million in 9M/14. The growth in cash earnings from mine operations mainly reflected a 5% increase in the Canadian dollar gold price in 9M/15 compared to 9M/14.  Earnings from mine operations, which include cash earnings from mine operations as well as the impact of depreciation and depletion expense and share-based payments, were $47.3 million in 9M/15 compared to $52.8 million in 9M/14. The decrease in earnings from mine operations reflected the impact of higher depletion and depreciation expense per ounce mainly reflecting the impact of capital investments in 2015.

Cash earnings from mine operations in Q3/15 totaled $29.2 million compared to $33.8 million in Q3/14, with the reduction reflecting lower gold sales. Earnings from mine operations in Q3/15 totaled $9.8 million versus $15.9 million in Q3/14, with the decrease reflecting the reduction in cash earnings from mine operations as well as impact of higher depletion and depreciation expense.

Net Earnings Total $13.2 Million in 9M/15, $0.03 per Common Share

Net earnings in 9M/15 totaled $13.2 million or $0.03 per common share, which compared to net earnings of $25.2 million or $0.06 per common share in 9M/14. The reduction in net earnings mainly reflected higher exploration expenditures in 9M/15 ($18.2 million in 9M/15 versus $0.8 million in 9M/14, all related to spending on 144 Trend) as well as the impact of lower earnings from mine operations. These factors were only partially offset by the impact of higher other income, lower general and administrative spending and lower finance expense.

In Q3/15, the Company recorded a net loss of $0.6 million, or $0.00 per common share, compared to net earnings of $7.7 million, or $0.02 per common share in Q3/14. The reduction from the prior year related to lower earnings from mine operations and increased exploration expenditures as a result of the exploration program at the 144 Trend, partially offset by increased other income and reduced finance expense.

Adjusted Net Earnings of $8.8 Million 9M/15

Adjusted net earnings (see the Non-GAAP Measures section on page 22 of this MD&A for a full definition) in 9M/15 totaled $8.8 million versus adjusted net earnings of $26.1 million in 9M/14. Adjusted net loss in Q3/15 totaled $2.9 million versus adjusted net earnings of $7.7 million in Q3/14, due to lower earnings from mine operations and higher exploration expenditures.

REVIEW OF OPERATIONS

Processing

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, currently operates at an annual rate of approximately 1.3 million tonnes per year and has consistently achieved metallurgical recoveries exceeding 96%.

During 9M/15, the Company processed 952,000 tonnes, a 4% increase from the 914,400 tonnes processed in 9M/14. The average grade of ore processed in 9M/15 was 4.6 grams per tonne, which compared to 5.0 grams per tonne in 9M/14. Average mill recoveries during in 9M/15 were 96.7%, similar to the 96.6% achieved in 9M/14.

During Q3/15, the Company processed 325,000 tonnes of ore at an average grade of 4.0 grams per tonne and average recoveries of 96.6% for a total of 40,600 ounces. Production in Q3/15 compared to 320,800 tonnes at an average grade of 4.6 grams per tonne and recoveries of 96.7% for 45,600 ounces in Q3/14.

During 9M/15, the Company invested $2.9 million ($0.7 million in Q3/15) at the Bell Creek Mill, which mainly related to the further expansion of its tailings facility.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The current mine represents the combination of the Timmins Deposit and the adjacent Thunder Creek Deposit into a single fully integrated mining operation, effective January 1, 2012. The Company produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface.

A total of 107,600 ounces of gold was produced at Timmins West Mine in 9M/15, which resulted from processing 742,300 tonnes at an average grade of 4.6 grams per tonne. Production in 9M/15 compared to the 111,000 ounces (719,400 tonnes at an average grade of 4.9 grams per tonne) produced in 9M/14.

In Q3/15, a total of 32,600 ounces of gold was produced at Timmins West Mine, as a result of processing 259,300 tonnes of ore at an average grade of 4.0 grams per tonne. The Q3/15 production compared to 35,000 ounces in Q3/14 (254,800 tonnes at an average grade of 4.4 grams per tonne). The change in production from Q3/14 was due to mining in lower grade areas during Q3/15.

During 9M/15, the Company invested $21.1 million at the Timmins West Mine ($7.0 million in Q3/15), largely related to mine development, equipment and in-mine definition and delineation drilling. The Company completed 4,040 metres of capital development in 9M/15 (1,443 metres in Q3/15), mainly focused on continued ramp advancement and level development at both Timmins Deposit and Thunder Creek. As at September 30, 2015, the ramp at Timmins Deposit had been developed to the 970 Level. In addition to all other associated infrastructure development, a portion of the capital development in 3M/15 was related to completion of an exploration drift on the 930 Level at Timmins Deposit.

A total of 71,138 metres of mostly in-mine, definition drilling was completed in 9M/15 (17,309 metres in Q3/15). Drilling at the Timmins Deposit during Q3/15 was focused on the Ultramafic and Footwall zones between the 990 and 1210 levels and was completed from the 910 Level exploration drift. A program of drilling on the S3 Zone was also undertaken from the 910 Level. Additional drilling at Timmins Deposit was completed to test several Main Zone structures and Footwall Zone veins between the 630 to 420 levels. At Thunder Creek, drilling tested both the Rusk and the Porphyry zones from the 520 and 590 levels.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins, Ontario. Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

Production from Bell Creek Mine in 9M/15 totaled 28,600 ounces, which resulted from processing 209,300 tonnes at an average grade of 4.5 grams per tonne. The 28,600 ounces produced in 9M/15 compared to total production of 31,500 ounces (195,000 tonnes at an average grade of 5.3 grams per tonne) in 9M/14. The change in average grade compared to 9M/14 mainly related to stope sequencing.

Production from Bell Creek Mine in Q3/15 totaled 8,000 ounces (65,200 tonnes at an average grade of 4.0 grams per tonne), which compared to 10,600 ounces (66,000 tonnes at an average grade of 5.2 grams per tonne) produced in Q3/14. The reduction in production compared to Q3/14 mainly reflected mining in lower grade areas as well as the impact of development work during the quarter.

In 9M/15, the Company invested $13.9 million ($6.9 million in Q3/15) at the Bell Creek Mine for mine development, equipment, in-mine drilling and exploration drilling and development. The Company completed 2,503 metres of capital development in 9M/15 (1,105 metres in Q3/15).

As at September 30, 2015, the ramp at Bell Creek had been extended past the 860 Level, with lateral development having commenced on that level.

A total of 17,528 metres of mostly in-mine, definition drilling was completed in 9M/15 (1,136 metres in Q3/15). Diamond drilling was completed from drifts on the 730, 745, 790 and 805 levels in order to support the mine plan for 2015 as well as to infill select vein zones for future mining. Structures tested were mainly in the North A, North A2 and Hangingwall zones which are the main focus of mining in 2015.

During Q3/15, approximately 12,500 metres of underground and surface drilling, and 404 metres of development, were completed to advance the Company’s ongoing underground exploration program and to test for extensions of existing zones to the west and to depth. The underground exploration program is intended to increase the size of the reserve and resource base at Bell Creek in order to further extend mine life, as well as provide important information to assist the Company in evaluating longer-term options for mine production from the Labine Deep Zone.

144 Trend

In August 2014, the Company commenced a surface drill program at the 144 Trend, located southwest of Thunder Creek, with 24,400 metres completed during 2014 and an additional 106,900 metres of surface drilling completed during 9M/15 (21,500 metres in Q3/15). The drill program, to date, has been largely focused on the area adjacent to Thunder Creek (the 144 Gap), with drilling also planned for the 144 North and 144 South targets further to the southwest.

Timmins Deposit
Timmins West Mine
Thunder Creek
TC–144 Trend
144 Gap Zone Discovery
(Within 500 m of Thunder Creek)
144 North
144 Gap SW Zone Discovery
(Within 200 m of 144 Gap Zone)
144 South
Gold River Trend
Gold River Project
M&I: 690k tonnes @ 5.3 gpt (117k oz)
Inferred: 5.3M tonnes at 6.1 gpt (1.0M oz)
101
144
144 Trend Exploration
1 km
Scale: 1:35,000
Timmins West Local Grid
N
Legend
Road
Primary
Secondary
Property Boundary
Geologic Trend
Interpreted Fault
Drillhole
Lithology
Mafic Volcano
Porphyritic Syenite
Felsic Volcanic
Ultramafic Volcanic
Ultramafic Intrusive
Iron Formation
Metasediments
Lake Shore Gold Corp.

Since the commencement of the drill program, the Company has made significant progress and released a number of encouraging results.  Included among the results are the discovery of two significant zones of gold mineralization, including the 144 Gap Zone and the 144 Gap SW Zone. The 144 Gap Zone, which was discovered in October 2014, is a large gold zone with minimum dimensions of 400 metres along strike and 400 metres down dip. The Zone includes a significant high-grade core, which remains open for expansion. The 144 SW Zone was discovered in June 2015 with the first eight holes that were drilled further to the southwest of the 144 Gap Zone.

The 144 Gap SW Zone has been intersected over a minimum strike length of 125 metres and is situated within 200 metres of the 144 Gap Zone.

A significant milestone was achieved on around the end of the third quarter, with the completion of the exploration drift from Thunder Creek into the 144 Gap area. Drilling off of the drift commenced early in Q3/15 and by the end of the quarter four drills were active, with an additional two drills being added in October 2015. During Q3/15, a total of 8,300 metres of underground drilling was completed, with a total of 40,000 metres planned at the 144 Gap Zone by the end of 2015. The underground drill program is being completed in support of the Company’s objective to establish an initial resource at the 144 Gap Zone early in 2016 (to be dated as of December 31, 2015).

On September 16, 2015, the Company announced the results of the first ten underground drill holes (4,771 metres) from the Company’s 144 exploration program including seven delineation holes (1,740 metres) on the 144 Gap Zone as well as three exploration holes (3,031 metres) to test the Thunder Creek Stock to the east. Results from the delineation holes included the intersection of multiple high-grade zones which are similar to, or better than, previous surface holes from the same area. The three exploration holes were drilled within a 500 metre gap between Thunder Creek and the 144 Gap Zone in order to test the down dip extension of the Thunder Creek Stock, a large intrusive body located east of the 144 Gap. The new holes extended the lower limit of the Thunder Creek Stock to at least 840 metres and indicate several local zones of gold enrichment providing new targets for future exploration.

On October 28, 2015, the Company announced favourable drill results from an additional 14,000 metres of underground drilling at the 144 Gap Zone, including high-grade intersections in both the east and western portions of the zone. The Company also announced that surface exploration drilling to the southwest had resulted in the discovery of new zones of gold mineralization at 144 South, approximately 1.6 km from the 144 Gap.

The 2015 work program at the 144 Trend includes approximately $25.0 million of exploration expenditures, which is financing a total of 140,000 metres of surface drilling (targeting the 144 Gap Zone, 144 Gap SW Zone, 144 North and 144 south), 40,000 metres of underground drilling at the 144 Gap Zone and the completion of the exploration drift from Thunder Creek in the 144 gap area. Total expenditures at the 144 Trend in 9M/15 were $17.5 million, with approximately $7.5 million of expenditures to be incurred in the fourth quarter of 2015 to complete the surface and underground drilling programs.

Recent interpretations suggest that the mineralization in the 144 Gap area is contained within broad zones of hydrothermal alteration and deformation measuring up to 100 metres wide and closely associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Mineralization appears to be contained in a series of thick higher-grade chutes within an easterly plunging system. Some of the best mineralization identified to date is contained in a thick high-grade core at the 144 Gap Zone, which is estimated to measure 300 m in vertical height, 50 to 125 metres in width and 75 to 125 metres in strike length.

Acquisition of Temex Resources

On September 18, 2015, Lake Shore Gold acquired all of the issued and outstanding common shares of Temex by issuing 19.6 million common shares of the Company. The outstanding Temex stock options, warrants and certain broker compensation warrants (the “finder units”) were exchanged into 1.1 million options, 1.3 million warrants and 0.2 million finder units of Lake Shore Gold. The acquisition is accounted for as an asset acquisition under IFRS. The Lake Shore Gold shares issued were valued at $22.5 million and the options, warrants and finder units at $0.5 million. The Company incurred related transaction costs of $3.0 million and share issue costs of $0.1 million.

Through the acquisition of Temex, the Company now holds a 60% interest in a joint venture (“JV”) with Goldcorp Canada Ltd. (“Goldcorp”) for the Whitney Project, located adjacent to the Company’s Bell Creek Complex. Lake Shore Gold is the operator of the JV. The Company also now owns a 100% interest in the Juby Project, a large project with a near-surface deposit located in the Shining Tree Area of Northern Ontario, and has interests in a number of other properties.

With regard to the closure plan for the Whitney Project, Goldcorp remains responsible for historic closure liabilities, less a maximum of $3.0 million which has been assumed by the Company. New closure liabilities resulting from the operations of the JV will be shared on a pro rata basis.

FINANCIAL REVIEW

The table that follows highlights the results of operations for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$63,048	$63,514	$209,614	$200,064
Cash operating costs	(33,854)	(29,684)	(100,842)	(91,893)
Cash earnings from mine operations	$29,194	$33,829	$108,772	$108,170
Depreciation and depletion	(19,317)	(17,816)	(61,113)	(55,614)
Share based payments in production costs	(89)	(99)	(321)	(295)
Earnings from mine operations	$9,788	$15,915	$47,338	$52,262
Expenses*
General and administrative	(2,497)	(2,507)	(7,998)	(8,587)
Exploration	(6,240)	(404)	(18,221)	(851)
Share based payments in expenses	(923)	(775)	(3,163)	(2,381)
	128	12,229	17,956	40,443
Other income (loss), net	2,466	125	4,590	(409)
Share of loss of investments in associates	(195)	(172)	(195)	(554)
Earnings before finance items	2,399	12,182	22,351	39,480
Finance expense, net	(2,989)	(4,524)	(9,161)	(14,328)
Net (loss) earnings	$(590)	7,659	$13,190	25,153
Net basic and diluted (loss) income per share	$(0.00)	$0.02	$0.03	$0.06

* General and administrative expenses differ from the balances on the Consolidated Statements of Comprehensive Income by the share based payments in expenses of $3,163 and $923, respectively in 9M/15 and Q3/15 ($2,381 and $775, respectively, in the same periods for 2014).

Summary

The Company reported record cash earnings from mine operations of $108.8 million in 9M/15, slightly higher than the $108.2 million reported in 9M/14. The increase resulted from higher revenues reflecting a 6% increase in the average Canadian dollar gold price ($1,484 per ounce in 9M/15 compared to $1,410 per ounce in 9M/14).  Gold sales in 9M/15 were largely comparable to 9M/14 (141,300 ounces sold in 9M/15 compared to 142,000 in 9M/14). Cash operating costs in 9M/15 of $100.8 million were higher than the $91.9 million reported in 9M/14, reflecting a greater volume of tonnes produced during 9M/15.

Cash earnings from mine operations in Q3/15 were $29.2 million compared to $33.8 million in Q3/14 mainly reflecting higher cash operating costs and the impact on revenues of reduced gold sales (42,800 ounces in Q3/15 compared to 45,500 in same period in 2014) due to lower average grades. These factors were partially offset by the favourable impact on revenues of an increase in the average Canadian dollar gold price ($1,474 per ounce in Q3/15 compared to $1,397 per ounce in Q3/14).

The Company reported net earnings of $13.2 million or $0.03 per common share  in 9M/15 and a net loss of $0.6 million, or ($0.00) per common share in Q3/15. These results compared to net earnings of $25.2 million and $7.7 million, or $0.06 and 0.03 per common share, respectively, in the same periods in 2014. The decrease in 9M/15 is primarily due to higher spending on exploration ($18.2 million in 9M/15 compared to $0.9 million in 9M/14), which more than offset higher other income, lower general and administrative expenditures and reduced finance expense. The net loss in Q3/15 is due to reduced earnings from mine operations, reflecting lower revenues, as well as higher spending on exploration ($6.2 million in Q3/15 versus $0.4 million in Q3/14), which more than offset the impact of higher other income and lower finance expense.

Revenue

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Gold sales (ounces)	42,800	45,500	141,300	142,000
Realized gold price ($/ounce)	$1,474	$1,397	$1,484	$1,410
Revenue ($’000)	$63,048	$63,514	$209,614	$200,064

Revenue for 9M/15 was 5% higher than in the same period in 2014 reflecting a 5% increase in the average Canadian dollar gold price, which more than offset the impact of slightly lower gold sales.

Revenue for Q3/15 was comparable to Q3/14 reflecting a 6% increase in the average Canadian dollar gold price, which offset the impact of lower gold sales.

Cash operating costs

Cash operating costs in 9M/15 totaled $100.8 million, which represented $714 (US$567) per ounce sold, compared to cash operating costs of $91.9 million or $647 per ounce in 9M/14. Higher per unit costs in 9M/15 compared to 9M/14 were due to lower grades (4.6 grams per tonne in 9M/15 compared to 5.0 grams per tonne in 9M/14).

Cash operating costs in Q3/15 totaled $33.9 million, which represented $791 (US$604) per ounce sold compared to cash operating costs of $29.7 million or $652 per ounce in Q3/14.

Higher per unit costs in Q3/15 compared to Q3/14 were due to lower grades (4.0 grams per tonne in Q3/15 compared to 4.6 grams per tonne in Q3/14).

Depreciation and depletion

Depreciation and depletion in 9M/15 of $61.1 million was $5.5 million higher than in 9M/14 reflecting higher depreciation and depletion per ounce sold ($433 per ounce in 9M/15 or 10% higher than in 9M/14).

Depreciation and depletion in Q3/15 of $19.3 million was $1.5 million higher than in Q3/14 reflecting higher depreciation and depletion per ounce sold ($451 per ounce in Q3/15 or 15% higher than in Q3/14).

The increase on the depreciation and depletion per ounce sold in 9M/15 and Q3/15 reflected a higher carrying value of mining interests in 2015 as a result of capital development.

Share based payments in production costs

Share based payments in production costs of $0.3 million and $0.1 million in 9M/15 and Q3/15, respectively, were comparable to the same periods in 2014.

Other income (loss) and expenses

General and administrative expenses (net of share based payment expense discussed below) for 9M/15 of $8.0 million were $0.6 million lower than in 9M/14 with the higher spending in 2014 reflecting corporate restructuring expenditures. General and administrative expenses (net of share based payment expense) for Q3/15 of $2.5 million were comparable to the spending in Q3/14.

Exploration expenses of $18.2 million and $6.2 million, respectively, for 9M/15 and Q3/15 increased by $17.4 million and $5.8 million, respectively, from the same periods in 2014 with the increase entirely due to expenditures related to the 144 ($0.2 million in both 9M/14 and Q3/14).

Share based payments in expenses for 9M/15 and Q3/15 of $3.2 million and $0.9 million, respectively, were $0.8 million and $0.1 million higher than in the same periods in 2014, with the increase reflecting more performance share units vesting in 2015 as well as the impact of the higher price of the Company’s common shares at September 30, 2015 compared to September 30, 2014.

Other income (loss), net, for the three and nine months ended September 30, 2015 and 2014 is as follows (in $’000s):

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Unrealized and realized gain on embedded derivatives	$—	$1,985	$2,757	$3,774
Unrealized and realized foreign exchange gain (loss), net	126	(1,961)	(2,579)	(4,358)
Amortization of deferred premium on flow through shares	1,056	101	3,128	101
Recovery of previously writen off amounts due from an associate	1,146	—	1,146	—
Gain on deemed disposition of investment in associates	—	—	—	1,038
Gain on fixed assets disposal	236	—	236	—
Unrealized loss on mark to market of warrant investments	(98)	—	(98)	—
Write down of unamortized transaction costs on loan prepayment	—	—	—	(964)
Other income (loss), net	$2,466	$125	$4,590	$(409)

The unrealized and realized gain on embedded derivatives represents the gain from the mark to market of the embedded derivatives on the Sprott gold-linked note as a result of movements in gold prices. Unrealized and realized foreign exchange loss includes realized and unrealized losses from the mark to market of the embedded derivatives on the Sprott gold-linked note and reflects movements in the C$/US$ exchange rate during the period. The gold-linked note was fully paid as at May 29, 2015.

Amortization of deferred premium on flow through shares of $3.1 million and $1.1 million, respectively, for 9M/15 and Q3/15 is related to the premium on flow through funds raised by the Company in 2014 (refer to Financial Condition, Liquidity and Capital resources section for more details on the financing).

On June 4, 2014, the Company repaid $10.0 million of its standby line of credit with Sprott and wrote off $1.0 million from unamortized transaction costs.

Recovery of previously written off amounts due from an associate reflects the gain on the settlement of an amount due from IDM Mining Ltd. (“IDM transaction”), an associate at the time the receivable was incurred. Refer to the section titled “Recovery of Amount Due from IDM Mining Ltd. below).

Gain on deemed disposition of investment in associates of $1.0 million in 2014 is due to the Company’s interest in IDM being diluted and the transfer of that investment from investment in associate to available for sale investments.

During Q3/15, the Company disposed of certain of its equipment (which were at the end of their life) and realized a gain of $0.2 million.

The unrealized loss on mark to market of warrant investments relates to warrants received as a result of the IDM transaction in Q3/15.

Share of loss of investments in associates of $0.2 in both 9M/15 and Q3/15 compared to $0.5 million and $0.2 million, respectively in 9M/14 and Q3/14, and represented the Company’s proportionate share of the losses relating to its equity investments for the periods.

Finance expense, net for 9M/15 and Q3/15 of $9.2 million and $3.0 million, respectively, decreased by $5.2 million and $1.5 million from the same periods in 2014 with the decrease primarily due to the full repayment of the Company’s standby line of credit with Sprott on December 31, 2014 ($30.0 million outstanding during 9M/14) and lower interest expense on the gold-linked note, the latter fully paid on May 29, 2015.

Recovery of Amount Due from IDM Mining Ltd.

In connection with the sale in 2012 of the Company’s Mexican property portfolio to IDM, IDM agreed to pay to the Company, on or before December 31, 2017, $5.0 million (the “IDM obligation”) or, at IDM’s election, issue common shares of IDM having an equivalent market value, subject to an upper limit of 25 million shares. On July 31, 2015, as agreed between the Company and IDM in a letter of intent  signed on June 10, 2015 (the “letter of intent”), the Company received 7.5 million common shares of IDM and 20.0 million warrants to acquire common shares of IDM in settlement of the IDM obligation. The Company had not assigned any value to the receivable from the IDM obligation and in the period ended September 30, 2015 recognized a gain of $1.2 on the settlement of the IDM obligation.

Also on August 13, 2015, as provided in the letter of intent, the Company participated in a financing by IDM in the amount of $0.3 million for 2.5 million common shares of IDM and warrants to acquire 1.25 million common shares of IDM at a purchase price of $0.15 at any time during the 24 months following their issuance.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Revenue	$63,048	$67,442	$79,124	$56,080
Earnings from mine operations	$9,788	14,205	23,345	$11,889
Finance expense, net	(2,989)	(3,026)	(3,146)	$(4,341)
Net (loss) earnings	$(590)	$1,714	$12,066	$(1,500)
Net (loss) earnings per share* basic and diluted	$(0.00)	$0.00	$0.03	$(0.00)

Fiscal quarter ended	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Revenue	$63,514	$75,091	$61,459	$65,814
Earnings (loss) from mine operations	$15,915	$22,057	$14,290	$(213,260)
Finance expense, net	$(4,524)	$(4,865)	$(4,939)	$(5,286)
Net earnings (loss)	$7,659	$12,906	$4,587	$(225,693)
Net earnings (loss) per share* - basic and diluted	$0.02	$0.03	$0.01	$(0.54)

* Net earnings (loss) per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in Q4/13 included impairment charges related to the Timmins West Mine cash generating unit of $225.0 million. Excluding the impairment charges, earnings from mine operations in Q4/13 were $11.7 million. Absent the impairment charges, the increase in earnings from mine operations in Q4/13 compared to the previous quarter was due to higher gold sales and lower production costs, partially offset by lower gold price realized.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In 9M/15, the Company generated cash from operating activities of $81.6 million which compares to $90.1 million in the same period in 2014, with the decrease primarily reflecting exploration expenditures on the 144 Trend ($17.6 million in 9M/15 compared to $0.2M in 9M/14).

In Q3/15, the Company generated cash from operating activities of $19.3 million, which compares to $28.4 million in same period in 2014, with the decrease due to lower cash earnings from mine operations resulting from reduced sales volumes and higher cash operating costs, as well as higher exploration and evaluation expenses all related to the spending on the 144 Trend. These factors more than offset the impact of lower finance expense and finance payments.

Receivables and prepaids at September 30, 2015 of $4.3 million were higher than at December 31, 2014 ($3.7 million), reflecting an increased sales tax receivable on September 30, 2015. Accounts payable and accrued liabilities of $32.0 million at September 30, 2015 are $5.5 million higher than the balance at December 31, 2014 ($26.5 million) due to the timing of payments.

Net cash used in investing activities of $35.0 million and $11.5 million, respectively, in 9M/15 and in Q3/15 are $6.0 million and $2.5 million lower than in the same periods in 2014. Investing activities for 9M/15 and Q3/15 include capital expenditures during the periods, a net reduction of restricted cash of $4.5M and $4.8 million, respectively, for 9M/15 and Q3/15, as well as net cash used in the Temex acquisition of $2.1 million. The reduction of net restricted cash reflected new letters of credit issued in the periods as well as the transfer of $5.8 million to cash and cash equivalents. The transfer from restricted cash relates to a surety bond arrangement with Zurich Insurance Company (the “Issuer”), whereby the Company replaced the letters of credit with the Ministry of Northern Development and Mines (“MNDM”) with two unsecured surety bonds. The surety bonds are renewable annually and bear annual interest of 1.25%. The Company has agreed to indemnify the Issuer in the event that the Issuer is called upon to satisfy any portion of the Closure Plans by way of a draw-down of the surety bonds as directed by the MNDM.

In 2014, the Company raised gross proceeds of $20.1 million by issuing flow through common shares under two private placements (5.3 million flow through common shares at $0.95 per flow through share issued in May 2014 and 12.9 million flow through common shares at $1.17 per flow through share issued in December 2014). The Company had until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”). As at September 30, 2015, the Company has spent all the required $20.1 million on CEE eligible expenditures ($3.0 million in 2014 and $17.1 million in 9M/15).

On June 14, 2012, the Company signed a financing agreement with Sprott for a credit facility totaling up to $70.0 million, secured by the material assets of the Company. The credit facility involved two components, a $35.0 million gold-linked note and a standby line of credit (“Standby Line”) for an additional $35.0 million. The transaction closed on July 16, 2012, at which time the Company received $35.0 million for the gold-linked note. The Standby Line of $35.0 million was drawn down on February 1, 2013.

The Standby Line was fully repaid as of December 31, 2014. Payments on the Standby Line included $5.0 million in December 2013, $10.0 million in June 2014 and the remaining $20.0 million on December 31, 2014.

The gold-linked note was repaid through monthly cash payments, which started on January 31, 2013 and ended with the final payment on May 29, 2015. As of that date, the Company has no senior secured debt outstanding.

OUTSTANDING SHARE CAPITAL

As at October 28, 2015 there were 456,308,879 common shares issued and outstanding and the following options:

Number of Options Outstanding	Exercise Price Range
12,348,727	$0.37-$0.99
2,741,250	$1.00-$1.99
82,500	$2.00-$2.99
559,500	$3.00-$3.99
15,731,977

Warrants at September 30, 2015

Company issuing	Date acquired	Number of warrants	Exercise price	Expiry date
IDM Mining Ltd.	July 31, 2015	20,000,000	$0.20	July 31, 2020
	August 13, 2015	1,250,000	$0.15	August 13, 2017
		21,250,000

NON-GAAP MEASURES

The Company has included in this MD&A certain Non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use such Non-GAAP measures to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Operating Costs and Cash Operating Cost Per Ounce

Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating cost per ounce are common performance measures but do not have any standardized meaning.

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce is based on ounces sold and is calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating cost per ounce sold is derived from the cash operating costs per ounce sold translated  using the average Bank of Canada C$/US$ exchange rate for the period.

The Company discloses cash operating costs and cash operating cost per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Production costs ($’000)	$33,943	$29,783	$101,163	$92,188
Less share based payments ($’000)	(89)	(99)	(321)	(295)
Cash operating costs ($’000)	$33,854	$29,684	$100,842	$91,893
Gold sales (ounces)	42,800	45,500	141,300	142,000
Cash operating cost per ounces of gold ($/ounce)	$791	$652	$714	$647
Cash operating cost per ounces of gold (US$/ounce)	$604	$599	$567	$591

Cash Earnings from Mine Operations

Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations.

Cash earnings from mine operations for the three and nine months ended September 30, 2015 and 2014 are shown below (in 000’s):

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Revenue	$63,048	$63,514	$209,614	$200,064
Cash operating costs	(33,854)	(29,684)	(100,842)	(91,893)
Cash earnings from mine operations	$29,194	$33,829	$108,772	$108,170

All-In Sustaining Costs and All-In Sustaining Cost Per Ounce

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada C$/US$ exchange rate for the period.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Production costs	$33,943	$29,783	$101,163	$92,188
General and administrative	3,420	3,281	11,161	10,967
Rehabilitation - accretion and amortization (operating sites)	106	96	147	132
Mine in-site exploration and evaluation costs	1,312	979	5,786	3,269
Mine development expenditures	7,462	6,559	21,256	22,201
Sustaining capital expenditures	5,532	1,826	10,713	5,053
All-in sustaining costs	$51,775	$42,524	$150,227	$133,810
Gold sales (ounces)	42,800	45,500	141,300	142,000
All-in sustaining cost per ounces of gold ($/ounce)	$1,210	$935	$1,063	$942
All-in sustaining cost per ounces of gold (US$/ounce)	$924	$858	$845	$861

Adjusted Net (Loss) Earnings

Adjusted net (loss) earnings excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

Adjusted net (loss) earnings are reconciled to the amounts included in the Consolidated Statements of Comprehensive (Loss) Income as follows (all dollar amounts, other than per share, in 000’s):

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2015	2014	2015	2014
Net (loss) earnings	$(590)	$7,659	$13,190	$25,153
Share of loss of investments in associates	195	172	195	554
Other (income) loss	(2,466)	(125)	(4,590)	409
Adjusted net (loss) earnings	$(2,861)	$7,706	$8,795	$26,116
Weighted average number of shares outstanding (‘000)	439,228	422,342	436,935	419,367
Adjusted net (loss) earnings per share	$(0.01)	$0.02	$0.02	$0.06

ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS

Changes in Accounting Policies

The Company has adopted the following new standard, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

Accounting Standards Issued but Not yet Effective

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard.

On July 22, 2015, the IASB deferred the mandatory effective date of IFRS 15 by one year to January 1, 2018 (with earlier application still permitted). The Company is currently evaluating the impact of IFRS 15 on its condensed consolidated interim financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The amendments are to be applied prospectively for fiscal years beginning on or after January 1, 2016, with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s consolidated financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments do not impact the Company’s consolidated financial statements.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2014 and 2013 (the “Annual Consolidated Financial Statements”), management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical Judgments in Applying Accounting Policies

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities is the Canadian dollar.

Key Sources of Estimation Uncertainties

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for 9M/15 and year ended December 31, 2014.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the Cash Generating Unit (“CGU”) definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m) of the Annual Consolidated Financial Statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any material off balance sheet arrangements or transactions with related parties during the three and nine months ended September 30, 2015 and 2014.

RISKS AND CONTROLS

Financial Instruments Risk Exposure

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any material options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks. For a more detailed discussion on the financial instruments risk exposure refer to the MDA for the year ended December 31, 2014. There are no other significant changes on the Company’s risk exposure as it relates to Financial Instruments.

Other Risks and Uncertainties

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2014.

Corporate Governance

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of four independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

The Company’s management, including the Chief Executive Officer (“CEO”) and the Senior Vice-President and Chief Financial Officer (“CFO”), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. Based on this assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). There have been no material changes in the internal controls over financial reporting during the three and nine months ended September 30, 2015.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2014, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective. There have been no material changes in the design and operations of disclosure controls and procedures during the three and nine months ended September 30, 2015.

Quality Control

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select samples are tested with the pulp metallic process.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for drill core from underground drilling has utilized four analytical laboratories.  All drill core from underground drilling is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Laboratories (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms to requirements of CAN P–4E ISO/IEC 17025, and CAN–P–1579, not used since May, 2013). Activation Laboratories Ltd. in

Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered. All gold analysis for recent surface drilling is performed at ALS Canada Ltd. and Activation Laboratories.

Qualified Persons

Scientific and technical information contained in this MD&A related to production activities and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true; prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2014, its Annual Information Form for the year ended December 31, 2014, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.